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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

FAO, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

30240S600

(Cusip Number)

JEFFREY E. SULTAN, ESQ., C/O JEFFER, MANGELS, BUTLER & MARMARO LLP
1900 AVENUE OF THE STARS, SEVENTH FLOOR, LOS ANGELES, CA 90067

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S600
SCHEDULE 13D			Page 2 of 7

1.	Name of Reporting Persons: Amended and Restated Les and Sheri Biller Revocable Trust U/A Dated June 5, 2002		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,333,333

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,333,333

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 30240S600
SCHEDULE 13D			Page 3 of 7

1.	Name of Reporting Persons: Les Biller		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): BK, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,333,333

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,333,333

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 33.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30240S600	SCHEDULE 13D	Page 4 of 7

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of FAO, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2520 Renaissance Boulevard, King of Prussia, Pennsylvania, 19406.

ITEM 2. IDENTITY AND BACKGROUND

       (a)     This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

Amended and Restated Les and Sheri Biller Revocable Trust U/A Dated June 5, 2002 (the “Trust”); and

Les Biller (“Mr. Biller”). Mr. Biller is the trustee and a beneficiary of the Trust.

(b)	The business address for each Reporting Person is as follows:

For the Trust:	Amended and Restated Les and Sheri Biller Revocable Trust U/A Dated June 5, 2002 c/o Les Biller, Trustee 10877 Wilshire Boulevard, Suite 1702 Los Angeles, California 90024

For Mr. Biller:	Les Biller, Trustee 10877 Wilshire Boulevard, Suite 1702 Los Angeles, California 90024

(c)	Present Principal Occupation or Employment:

For the Trust: Not applicable

For Mr. Biller: Investor

       (d)     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e)     During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       (f)     Citizenship/Place of Organization:

For the Trust: California

For Mr. Biller: United States.

CUSIP No. 30240S600	SCHEDULE 13D	Page 5 of 7

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The sources of the consideration for the purchases reported hereon consisted of the personal funds of the Trust and funds loaned by Wells Fargo Bank, N.A. in the ordinary course of business. The amount of the funds used by the Trust is described in Item 6.

ITEM 4. PURPOSE OF TRANSACTION

     Each Reporting Person currently intends to hold all of the acquired securities for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)     The Trust beneficially owns 1,333,333 shares of the Common Stock, or approximately 33.4% of the outstanding Common Stock. This percentage is based on 2,655,731 shares of Common Stock outstanding after the Issuer’s reverse stock split of the Common Stock on April 23, 2003. Of those shares, Mr. Biller, as Trustee, beneficially owns 1,333,333 shares of the Common Stock, or approximately 33.4% of the outstanding Common Stock.

     (b)     Mr. Biller, as Trustee of the Trust, has the sole power to vote and dispose, or direct the disposition, of 1,333,333 shares of the Common Stock held by the Trust.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy the Trust consummated the transactions contemplated by the Securities Purchase Agreement, dated as of April 21, 2003, among the Issuer, the Trust and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”). Pursuant to the Purchase Agreement the Trust acquired 1,333,333 shares of the Issuer’s Class I Convertible Preferred Common Stock, par value $0.001 per share (“Convertible Preferred Stock”) convertible into 1,333,333 shares of Common Stock for total aggregate consideration of $2,000,000. Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split of the Common Stock, and the foregoing share numbers reflect such reverse split. The rights, preferences, privileges and restrictions relating to the Convertible Preferred Stock are as set forth in the Issuer’s Certificate of Designation of Preferences of Class I Convertible Preferred Stock, and include, without limitation, rights with respect to dividends and distributions, voting, conversion, and election of directors.

     The Purchase Agreement includes, among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Convertible Preferred Stock (“Conversion Shares”), including the

CUSIP No. 30240S600	SCHEDULE 13D	Page 6 of 7

Trust, to cause the issuance of a letter of credit in favor of the Issuer’s lenders on the terms set forth therein.

     In connection with the Purchase Agreement, the Trust entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Convertible Preferred Stock (“Holders”) were granted rights to have Conversion Shares owned by such Holders registered for sale under the Securities Act of 1933, as amended, under the terms and conditions described therein.

     In connection with the Purchase Agreement, the Trust also entered into the Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which the Holders (i) were granted the right to participate in another Holder’s sale of Conversion Shares, under the terms and conditions described therein; and (ii) agreed to sell all of such Holders’ Conversion Shares in the event of an offer by a non-affiliate of the Issuer, under the terms and conditions described therein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1     Joint Filing Agreement, dated May 2, 2003, by and between the Reporting Persons.

99.2     Securities Purchase Agreement, dated as of April 3, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (Series H).*

99.3     First Amendment to Securities Purchase Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Woodacres LLC, Charles Norris, and the Trust.

99.4     Shareholders Agreement, dated as of April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and the Trust.

99.5     Registration Rights Agreement, dated as of April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and the Trust.

*     Previously filed as Exhibit 10.2 to Issuer’s Form 8-K filed on April 21, 2003 (File No. 000-19536), which exhibit is incorporated herein by this reference.

CUSIP No. 30240S600	SCHEDULE 13D	Page 7 of 7

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2003

Amended and Restated Les and Sheri Biller
Revocable Trust U/A Dated June 5, 2002

By: Name: Title:	/s/ Les Biller Les Biller Trustee

/s/ Les Biller Les Biller